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                            August 21, 2023

       Dekui Liu
       Chief Executive Officer
       INNO HOLDINGS INC.
       2465 Farm Market 359 South
       Brookshire, TX 77423

                                                        Re: INNO HOLDINGS INC.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed August 14,
2023
                                                            File No. 333-273429

       Dear Dekui Liu:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 11, 2023 letter.

       Amendment No. 1 to Registration Statement on Form S-1 filed August 14,
2023

       Index to Financial Statements, page F-1

   1. Please note the financial statement updating requirements of Rule 8-08 of Regulation S-X.
 Dekui Liu
FirstName LastNameDekui
INNO HOLDINGS     INC. Liu
Comapany
August 21, NameINNO
           2023        HOLDINGS INC.
August
Page 2 21, 2023 Page 2
FirstName LastName
        You may contact SiSi Cheng, Staff Accountant, at 202-551-5004 or Kevin Woody,
Accounting Branch Chief, at 202-551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at 202-
551-3602 or Jay Ingram, Legal Branch Chief, at 202-551-3397 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing
cc:      Michael J. Blankenship